Embargoed until 7.00am 3 October 2006

TESCO

TESCO PLC
INTERIM RESULTS 2006/7

26 weeks ended 26 August 2006

STRONG FIRST HALF PROGRESS AS MORE CUSTOMERS VOTE FOR TESCO

	Statutory Basis 26 vs 24 weeks		Comparable Basis 26 vs 26 weeks
Group sales (inc. VAT)	**£22.7bn**	**20.9%**	**12.7%**
Group revenue (exc. VAT)	**£20.7bn**	**20.8%**	**12.6%**
New underlying profit*	**£1,152m**	**21.8%**	**12.5%**
Group profit before tax	**£1,092m**	**19.7%**	**10.3%**
New underlying* diluted earnings per share	**10.15p**	**20.0%**	**10.8%**
Diluted earnings per share	**9.61p**	**17.9%**	**8.5%**

HIGHLIGHTS **(on a 26 vs 26 week comparable basis)**

- **12.7% increase in Group sales**
- **12.5% increase in new underlying profit***
- **10.8% increase in new underlying* diluted earnings per share; 11.1% increase in interim dividend to 2.81p**
- **Good progress with all four parts of strategy:**
  - **International sales up 21.3%; trading profit** up 21.1%; 3.0m sq ft opened**
  - **Core UK sales up 10.2%; trading profit** up 10.5%; 0.8m sq ft opened**
  - **UK Non-food sales up 12.6%; Tesco Direct launched**
  - **Tesco.com sales up 28.7%, profit up 43.1%; Tesco Personal Finance delivers £50m profit (our share £25m); Telecoms investing in innovative new products**
- **Property funding programme underway – with total Group property profits of £74m**
- **Share buy-back programme commenced**
- **First half start-up costs of £20m incurred in United States and Tesco Direct with full year total expected to be around £50m; in line with previous guidance**
- **Community Plan launched to drive innovation and change on environment and community issues – with good progress in first half**
- **On track to create over 20,000 new jobs worldwide this year**

Terry Leahy, Chief Executive, comments:
"Tesco is continuing to deliver strong progress across the Group – with all four parts of our strategy contributing – as more customers vote with their feet and shop with us. At the same time, with the recent launch of Tesco Direct and the preparations for our entry into the United States in 2007, we are investing into new markets to drive the long term growth of the business, as well as making a good start on our new Community Plan."

* New underlying pre-tax profit is our internal profit measure which excludes IAS 32 and IAS 39 and the non-cash elements of IAS 19 (Pensions).

** Trading profit is our internal profit measure at segmental level, which excludes the non-cash elements of IAS 19 (Pensions) and property profits.

International contributed £230m to trading profit, up 21.1% on last year on a comparable basis, with stable trading margins at 4.8%. At constant exchange rates, international trading profit grew by 16.9%.

	Statutory Basis 26 weeks vs 6 months		Comparable Basis 26 vs 26 weeks	
	Actual rates		Actual rates	Constant
International Sales (inc. VAT)	£5,263m	26.0%	21.3%	17.7%
International Trading profit	£230m	33.7%	21.1%	16.9%

In **Asia**, sales grew by 21.8% to £2.3bn (last year £1.9bn). At constant rates, sales grew by 13.9%. Trading profit increased by 29.6% to £105m at actual rates (last year £81m), on a comparable basis and by 20.6% at constant rates. Trading margins rose in Asia, to 4.9% driven by strong performances in Korea, Thailand and Malaysia.

	Statutory Basis 26 weeks vs 6 months		Comparable Basis 26 vs 26 weeks	
	Actual rates		Actual rates	Constant
Asia Sales (inc. VAT)	£2,269m	22.5%	21.8%	13.9%
Asia Trading profit	£105m	23.5%	29.6%	20.6%

In the **Rest of Europe**, sales rose by 21.0% to £3.0bn (last year £2.5bn). At constant rates, sales grew by 20.5%. Trading profit increased by 14.7% at actual rates to £125m (last year £109m) and by 14.1% at constant rates. Trading margins reduced, after charging £5m of integration costs on the stores acquired from Carrefour and Edeka in the Czech Republic, and with improvements in most of Central Europe, Ireland and Turkey being offset by the effects of a weak economy in Hungary. Before charging integration costs, trading profit grew by 19.3%.

	Statutory Basis 26 weeks vs 6 months		Comparable Basis 26 vs 26 weeks	
	Actual rates		Actual rates	Constant
Rest of Europe Sales (inc. VAT)	£2,994m	28.8%	21.0%	20.5%
Rest of Europe Trading profit	£125m	43.7%	14.7%	14.1%

UK. On a 26-week comparable basis, UK sales increased by 10.2% to £17.4bn (last year £15.8bn), with like-for-like growth of 6.5% (including volume of 5.4%) and 3.7% from net new stores. The extra two weeks of trading this year added 9.2% to the growth in UK sales, bringing total growth (26 versus 24 weeks) to 19.4%.

Inflation overall was 1.1%, due to the effect of rising oil prices on our petrol business. We saw deflation of (0.4)% in our stores as we continued to invest in lowering prices for customers. Excluding petrol, first half like-for-like sales growth was 5.5%.

Second quarter like-for-like sales growth, excluding petrol, was 6.6%, helped by good summer weather. This compared with growth of 4.5% in the first quarter. Including petrol, like-for-like sales grew by 7.4%. Total sales grew by 11.2% in the quarter, including 3.8% from net new stores.

Through good cost control and increased productivity we have again been able to absorb significant external cost increases during the first half, arising mainly from higher oil-related costs and increases in local business taxes. The start-up costs of £20m for Tesco Direct and establishing our operations in the United States were charged to the UK. We expect the full year costs associated with these to be around £50m.

Property. Looking forward, as announced in April, we plan to release more cash from property through a sequence of joint venture and other transactions, both in the UK and internationally. The first of these deals, which will form part of our plan to release some £5bn of funds from property over five years, is likely to be completed during the second half. Based on current plans, the full year property related profit for the Group is estimated to be around £110m.

STRATEGY

We have continued to make good progress with all four parts of our strategy:

- maintain a strong core UK business
- become an international retailer
- be as strong in non-food as in food
- develop retailing services

We have done this by keeping our focus on trying to improve what we do for customers. We try to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets.

INTERNATIONAL

Our international businesses delivered another good performance, despite challenging economic and competitive conditions in some markets. Sales growth has been strong, profits have advanced well and margins continue to improve. With growing local scale, increasing store maturity and the benefits of investment in central distribution now flowing, returns from our international operations are continuing to strengthen.

This is why we are pushing on with a faster rate of organic growth; building-out our store networks more rapidly in existing markets. A total of 149 stores, with 3.0m square feet of selling area, were opened during the first half, including 35 hypermarkets. This is well over three times the amount of new space opened in the UK. In Asia we opened 0.9m square feet of space and in Rest of Europe 2.1m square feet. These numbers included the acquisition of 11 Carrefour stores in Czech Republic in May as part of the asset swap deal announced last September, plus 27 small stores from Edeka in April, which together added 1.2m square feet there.

At the end of August, our international operations were trading from 949 stores, including 370 hypermarkets, with a total of 35.3m square feet of selling space. Almost 57% of Group sales area is now in International. Including the acquisitions completed in the first half, we are on track to open 392 new stores in the current year, adding 7.5m square feet of selling area.

Asia.

- In **China**, Hymall now trades from 41 hypermarkets, with 10 further stores planned in the second half. The first stores in Guangzhou have opened well, with the first in Beijing opening soon and sites are now under development in Shenzhen. A range of over 1,000 Tesco own brand lines are being introduced this Autumn. Hymall's sales have continued to grow strongly. As a result of carrying higher overheads as we invest to equip the business to grow faster, it made a small loss after tax and interest, of which our share was £(2)m, which is included in Joint Ventures and Associates.

- In **Japan** we made encouraging progress, with sales growing strongly in the first half, driven by the acquisition of the Tanekin stores last year. The first three trial Express-type stores, all of which opened in the period, have traded ahead of expectations. We are also implementing our 'Tesco in a Box' suite of operating systems.

sales area during the first half, with a further two new stores planned in the second half. In recent weeks we have introduced our largest ever programme of price cuts in Ireland which has been well-received by customers. Our new 740,000 square feet distribution centre at Donabate, in north Dublin, is under construction and will open next year.

- Our business in **Slovakia** had an excellent first half, with sales and profits significantly up on last year. Our new store programme is now supported by the growth of our compact hypermarket format and we now have twenty such stores, with more planned. Our organic expansion will add around 10% to our space this year.

- In **Turkey**, Kipa continues to make rapid progress and now has the capability and resources to become a national business. We now have seven hypermarkets trading very successfully outside Izmir, including our first store in Thrace with five more planned for the current year in a programme which will nearly double our space. We have invested in creating the infrastructure for a business of much greater scale – initially in management and systems – and also in supply chain, with our first major distribution centre (at Yasibasi) covering 400,000 square feet, planned to open in 2007.

United States. We are on track to open our first stores on the west coast of the United States, as planned, in 2007. An office has been opened in El Segundo, which now has more than 100 staff, and we have acquired land at Riverside on the eastern edge of Los Angeles for our first distribution centre, as well as a number of store sites. We expect capital expenditure and start-up costs in the financial year to be in line with the guidance we gave last February when we announced our intention to enter the US market.

CORE UK

Our UK business made good progress in the first half, helped by a particularly strong second quarter sales performance, which benefited from good summer weather. UK sales grew by 10.2% in the period, on a 26-week comparable basis, including a like-for-like increase of 6.5%. Growth in customer numbers was the main driver of our sales with gains coming from across the market. Customer spend per visit also rose in the period despite deflation in our stores.

Every Little Helps. We have continued to invest in the things that matter for customers and although we can still get better, we have made real improvements to the shopping trip:

- We have strengthened again our position as the UK's best value retailer by investing in lower prices for our customers, with price deflation of 0.4% during the first half (excluding petrol). Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved during the first half (for more information see www.tesco.com).

- Many more customers are also waiting a shorter time to be served. The introduction of new checkout technology means that we can now monitor and manage the checkout service customers receive much more precisely – by customer, by store and by the minute. As a result, nearly 250,000 more customers a week receive our 'one-in-front' checkout queue promise.

- More customers are also able to get everything they want on their shopping trip. On-shelf availability, which we measure using our in-store picking of tesco.com orders, has also improved again and is now at it's highest ever level.

- We've also begun to introduce some significant changes to our ranges in response to customer demand. For example, we are bringing in a much larger organics range which is now fully integrated into ranges across our stores; we have accelerated the pace of new product introductions for Finest; we're putting more variety into key categories such as cooking ingredients, waters and fine wines; and quality levels are being raised – for

instance our standard own-brand beef specification is moving up to Finest levels, with Finest going higher still.

- Over 4,000 of our own-brand products now carry our GDA nutritional signpost labels and we are on target to have them on all our products by spring 2007. We have created a system that is easy to understand and practical to use and recent sales data suggests we have made a genuine impact on customer behaviour.

Step-Change. We are targeting efficiency savings of at least £350m this year through our Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. Most of these savings are reinvested to improve our offer for customers. Examples include:

- Our efforts to reduce energy consumption in stores through the more efficient use of heating and ventilation systems are targeting savings of over £20m this year.

- We have recently introduced simpler procedures to save time in stores and to improve the accuracy of stock orders for promotions. These are also helping to improve availability and lower warehouse inventories.

New Space. Further good progress has been made with the development of new space and store formats and, net of closures and store replacements, this programme will add some 7.6% to our UK selling area this year. We are on track to open, as planned, a total of just over 2m square feet of new sales area during the year in all formats, of which 850,000 square feet was opened in the first half.

During the first half, we opened another six Extra hypermarkets, bringing the total to 123, most of them developed through extensions to existing stores. Extra now represents almost a third of our total sales area. In total, store extensions will represent nearly 40% of the new space we will open this year and a significant proportion of this will be allocated to non-food. 36 new Express stores opened during the first half, bringing the overall total to 689.

Competition Commission. We have made a full submission to the Competition Commission inquiry and look forward to the opportunity to debate the issues and highlight the benefits the industry brings to consumers.

NON-FOOD

In an environment of cautious consumer spending in the UK, our non-food offer has again made very good progress, with sales growing significantly faster than in our core business and the proportion of our sales represented by non-food rose to over 20% (excluding petrol).

Sales growth, in the UK alone, was over 12.6% on a comparable basis during the first half, with total non-food sales increasing to £3.5bn (included in UK sales). Volume growth was again even higher, driven by our ability to pass on lower prices to customers, funded by our growing scale and supply chain efficiency, including more direct sourcing in Asia.

We have seen strong growth in most large non-food categories, including product groups which have seen flat or reduced overall consumer spending. Our established categories, which benefit less from new space, grew strongly, with for example, health and beauty sales increasing by over 10% and news and magazines also by 10%.

Clothing sales again grew well in a subdued market – up by 19% - and we saw strong market share gains by volume and value. Some product groups, to which we have been able to allocate more space to in our larger Extra stores, did particularly well. For example, sports goods were up 50% and consumer electronics sales increased by 36%, with sales of flat-screen TV's and digital cameras growing particularly strongly.

Tesco Direct. In early September, we announced plans to expand our non-food offer substantially and make it more accessible for customers through tesco.com and via catalogue. 8,000 more products are offered on-line and initially 1,500 by catalogue, providing a step-

change in breadth and depth of our offer – including new categories such as furniture. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and market-leading delivery options, including two-hour slots for home delivery, the option to pick-up from selected stores and very short lead times on furniture orders (five to ten days). It is early days but customer response so far has been very positive – with well over one million hits on the website in the first three weeks alone.

Homeplus. The performance of our three Homeplus trial non-food only stores – we have recently opened further units in Southampton and Telford to the original trial store in Denton, Manchester - has been encouraging. Further trial stores will open shortly in Chelmsford and Staines. These stores, which will trade from more than 30,000 square feet sales area, stock a wide range of non-foods, similar to the assortment offered in Extra hypermarkets. No decisions have yet been taken on further expansion for this format.

RETAILING SERVICES

Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Also underpinning this element of our strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's - so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

- **tesco.com** sales continued to grow strongly - up by 28.7% in first half to £554m. Profit, before the start-up costs associated with Tesco Direct also rose strongly - by 43.1% on a comparable basis to £33.8m. The grocery and wine business now has around 750,000 regular customers and approaching 220,000 orders a week. For parts of the country where Tesco has few stores or where those we have are exceptionally busy, last year we developed a tesco.com-only store and tested it in Croydon, South London. Whilst only a few locations are likely to be appropriate for this, it has been very successful, providing busy stores with more capacity to grow and freeing up a lot more convenient delivery slots for tesco.com customers.

- **Telecoms** is now entering its fourth year and continues to build its customer base successfully through a combination of simple, great value tariffs, good service and innovative new products. Strong sales of handsets in the first half means that we are now the second largest retailer of pay-as-you-go mobile phones. Customer response to the launch of our internet phone service, which allows customers to make free calls, has been very strong and we already have users in 40 countries.

- **Tesco Personal Finance (TPF)** has delivered a solid performance, holding profit in a difficult financial services market. Profit, net of interest and tax, is £50m (last year £50m) of which Tesco's share is £25m. Market conditions in two of TPF's core markets – credit cards and motor insurance – remain difficult, but a strong programme of new product launches, including Value car insurance, combined with effective risk management, has driven business growth. We have over five million customer accounts.

CORPORATE RESPONSIBILITY

As a responsible company, Tesco works hard to bring real benefits to the communities we serve, the environment and the economy. This is recognised through our inclusion in the FTSE4Good and Dow Jones Sustainability indices.

In May we launched **Tesco in the Community**, a programme of innovation and change from Tesco on issues that are increasingly important for customers and society at large – such as being a good neighbour in communities and being responsible on the environment.

We have made strong progress on these changes:

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB.

A Cantos interview with Sir Terry Leahy is available now to download in video, audio and transcript form at either www.tesco.com/corporate or www.cantos.com

Appendix A - Segmental Income Statement on a comparable 26-week basis (unaudited)

	2006/07 26 weeks to 26 August 2006				2005/06 26 weeks to 27 August 2005				Growth			
	UK	Asia	Rest of Europe	Group	UK	Asia	Rest of Europe	Group	UK	Asia	Rest of Europe	Group
	£m	£m	£m	£m	£m	£m	£m	£m				
Continuing operations												
Revenue	15,967	2,130	2,638	20,735	14,502	1,747	2,170	18,419	10.1%	21.9%	21.6%	12.6%
Trading profit	**904**	**105**	**125**	**1,134**	**818**	**81**	**109**	**1,008**	**10.5%**	**29.6%**	**14.7%**	**12.5%**
Trading profit margin	5.66%	4.93%	4.74%	5.47%	5.64%	4.64%	5.02%	5.47%	+0.02%	+0.29%	-0.28%	-0.00%
Add: Property profit / (loss)	39	-	(1)	38	66	-	(4)	62				
Deduct: IAS 19 pensions charge	(223)	(2)	(1)	(226)	(151)	(2)	(2)	(155)				
Add back: Normal cash pension contributions	152	2	1	155	131	2	1	134				
Statutory operating profit	**872**	**105**	**124**	**1,101**	**864**	**81**	**104**	**1,049**	**0.9%**	**29.6%**	**19.2%**	**5.0%**
Share of post-tax profits of JVs and associates				24				26				
Share of post-tax profits of JV property related items				36				-				
Net finance costs				(69)				(85)				
Statutory profit before tax				**1,092**				**990**				**10.3%**
Adjustments:												
Add back: IAS 32 and IAS 39 effect				5				20				
Add back: IAS 19 pensions charge				210				148				
Deduct: Normal cash pension contributions				(155)				(134)				
New underlying profit before tax				**1,152**				**1,024**				**12.5%**
Tax				(317)				(288)				
Profit for the period from continuing operations				775				702				
Discontinued operation												
Profit / (Loss) for the period from discontinued operations				16				(4)				
Profit for the period				791				698				13.3%

Appendix B - 2005/6 Segmental Income Statement on a 26-week and 24-week basis (unaudited)

	2005/06 26 weeks to 27 August 2005				2005/06 24 weeks to 13 August 2005 (consistent with last year's reported results*)				Movement in base			
	UK	Asia	Rest of Europe	Group	UK	Asia	Rest of Europe	Group	UK	Asia	Rest of Europe	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations												
Revenue	14,502	1,747	2,170	18,419	13,394	1,736	2,040	17,170	1,108	11	130	1,249
Trading profit	**818**	**81**	**109**	**1,008**	**756**	**85**	**87**	**928**	**62**	**(4)**	**22**	**80**
Trading profit margin	5.64%	4.64%	5.02%	5.47%	5.64%	4.90%	4.26%	5.40%	-0.00%	-0.26%	+0.76%	+0.07%
Add: Property profit / (loss)	66	-	(4)	62	65	(1)	(3)	61	1	1	(1)	1
Deduct: IAS 19 pensions charge	(151)	(2)	(2)	(155)	(139)	(2)	(2)	(143)	(12)	-	-	(12)
Add back: Normal cash pension contributions	131	2	1	134	119	2	1	122	12	-	-	12
Statutory operating profit	**864**	**81**	**104**	**1,049**	**801**	**84**	**83**	**968**	**63**	**(3)**	**21**	**81**
Share of post-tax profits of JVs and associates				26				26				-
Net finance costs				(85)				(82)				(3)
Statutory profit before tax				**990**				**912**				**78**
Adjustments:												
Add back: IAS 32 and IAS 39 effect				20				20				-
Add back: IAS 19 pensions charge				148				136				12
Deduct: Normal cash pension contributions				(134)				(122)				(12)
New underlying profit before tax				**1,024**				**946**				**78**
Tax				(288)				(265)				(23)
Profit for the period from continuing operations				702				647				55
Discontinued operation												
Loss for the period from discontinued operations				(4)				(4)				-
Profit for the period				698				643				55

* *These results are presented on a basis consistent with reported figures last year (ie. International results for the six months to 30 June 2005), with additional segmental breakdown and having been adjusted for the disposal of the Taiwanese business.*

TESCO PLC

GROUP INCOME STATEMENT unaudited

26 weeks ended 26 August 2006

	Notes	26 weeks ended 26 August 2006 £m	24 weeks ended 13 August 2005[1] £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**20,735**	**17,170**	**20.8**
Cost of sales		(19,296)	(15,933)	
Gross profit		1,439	1,237	**16.3**
Administrative expenses		(376)	(330)	
Profit arising on property-related items		38	61	
Operating profit	2	**1,101**	**968**	**13.7**
Share of post-tax profits of joint ventures and associates (including £36m of property-related items (2005/06: £nil))		60	26	
Finance income		54	50	
Finance costs		(123)	(132)	
Profit before tax		**1,092**	**912**	**19.7**
Taxation	3	(317)	(265)	
Profit for the period from continuing operations		**775**	**647**	
Discontinued operation				
Profit/(loss) for the period from discontinued operation		16	(4)	
Profit for the period		**791**	**643**	**23.0**
Attributable to:				
Equity holders of the parent		788	641	
Minority interests		3	2	
		791	643	
Earnings per share from continuing and discontinued operations				
Basic	5	9.95p	8.22p	21.0
Diluted	5	9.81p	8.10p	21.1
Earnings per share from continuing operations				
Basic	5	9.75p	8.27p	17.9
Diluted	5	9.61p	8.15p	17.9

Non-GAAP measure: new underlying profit	1	£m	£m	
Profit before tax (excluding discontinued operation)		1,092	912	19.7
Adjustments for:				
IAS 32 and IAS 39		5	20	
Total IAS 19 Income Statement charge	6	210	136	
'Normal' cash contributions for pensions	6	(155)	(122)	
New underlying profit		**1,152**	**946**	**21.8**
Underlying diluted earnings per share	5	10.15p	8.46p	20.0

Proposed interim dividend per share (pence)	4	2.81p	2.53p	11.1

[1] Results for the interim period ended 13 August 2005 include 24 weeks for the UK and the Republic of Ireland and 6 months (January to June 2005) for the majority of the remaining international businesses.

TESCO PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE unaudited

26 weeks ended 26 August 2006

	Notes	26 weeks ended 26 August 2006 £m	24 weeks ended 13 August 2005[1] £m
Loss on revaluation of available-for-sale investments		(1)	-
Foreign currency translation differences		(85)	5
Actuarial gains/(losses) on defined benefit pension schemes	6	123	(141)
(Losses)/gains on cash flow hedges		(15)	34
Tax on items taken directly to equity		(59)	77
Net expense recognised directly in equity		**(37)**	**(25)**
Profit for the period		791	643
Total recognised income and expense for the period		**754**	**618**
Attributable to:			
Equity holders of the parent	9	755	616
Minority interests		(1)	2
		754	618
Effect of changes in accounting policy (adoption of IAS 32/39):			
Equity holders of the parent		-	(314)
Minority interests		-	-
		-	(314)

[1] Results for the interim period ended 13 August 2005 include 24 weeks for the UK and the Republic of Ireland and 6 months (January to June 2005) for the majority of the remaining international businesses.

TESCO PLC

GROUP BALANCE SHEET unaudited

As at 26 August 2006

	Notes	26 August 2006 £m	25 February 2006 £m	13 August 2005 £m
Non-current assets				
Goodwill and intangible assets		1,552	1,525	1,440
Property, plant and equipment		16,467	15,882	14,784
Investment property		789	745	629
Investments in joint ventures and associates		452	476	454
Other investments		3	4	-
Deferred tax assets		12	12	14
		19,275	18,644	17,321
Current assets				
Inventories		1,559	1,464	1,351
Trade and other receivables		1,036	892	843
Derivative financial instruments		189	70	24
Cash and cash equivalents		1,390	1,325	1,212
		4,174	3,751	3,430
Non-current assets classified as held for sale and assets of the disposal group		57	168	-
		4,231	3,919	3,430
Current liabilities				
Trade and other payables		(5,567)	(5,083)	(4,716)
Financial liabilities				
- Borrowings		(1,326)	(1,646)	(781)
- Derivative financial instruments and other liabilities		(149)	(239)	(3)
Current tax liabilities		(472)	(462)	(321)
Provisions		(1)	(2)	(4)
		(7,515)	(7,432)	(5,825)
Liabilities directly associated with the disposal group		-	(86)	-
		(7,515)	(7,518)	(5,825)
Net current liabilities		(3,284)	(3,599)	(2,395)
Non-current liabilities				
Financial liabilities				
- Borrowings		(4,181)	(3,742)	(4,358)
- Derivative financial instruments and other liabilities		(329)	(294)	(413)
Post-employment benefit obligations	6	(1,157)	(1,211)	(894)
Other non-current liabilities		(28)	(29)	(27)
Deferred tax liabilities		(382)	(320)	(445)
Provisions		(4)	(5)	(7)
		(6,081)	(5,601)	(6,144)
Net assets		9,910	9,444	8,782

TESCO PLC
GROUP BALANCE SHEET unaudited (continued)
As at 26 August 2006

	Notes	26 August 2006 £m	25 February 2006 £m	13 August 2005 £m
Equity				
Share capital		399	395	392
Share premium account		4,292	3,988	3,881
Other reserves		40	40	40
Retained earnings		5,115	4,957	4,413
Equity attributable to equity holders of the parent		9,846	9,380	8,726
Minority interests		64	64	56
Total equity	9	9,910	9,444	8,782

GROUP CASH FLOW STATEMENT unaudited

26 weeks ended 26 August 2006

	Notes	26 weeks ended 26 August 2006 £m	24 weeks ended 13 August 2005[1] £m
Cash flows from operating activities			
Cash generated from operations	7	1,787	1,381
Interest paid		(168)	(156)
Corporation tax paid		(300)	(142)
Net cash from operating activities		**1,319**	**1,083**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(71)	(48)
Proceeds from sale of subsidiary, net of cash disposed		20	-
Purchase of property, plant and equipment and investment property		(1,241)	(1,051)
Purchase of intangible assets		(77)	(23)
Proceeds from sale of property, plant and equipment		146	438
Net decrease in loans to joint ventures		3	7
Invested in joint ventures and associates		(15)	(2)
Dividends received		72	23
Interest received		54	40
Net cash used in investing activities		**(1,109)**	**(616)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		70	41
Net increase in/(repayment of) borrowings		109	(149)
New finance leases		99	3
Repayments of obligations under finance leases		(13)	(9)
Dividends paid		(237)	(271)
Own shares purchased		(152)	(20)
Net cash used in financing activities		**(124)**	**(405)**
Net increase in cash and cash equivalents		**86**	**62**
Cash and cash equivalents at beginning of period		**1,325**	**1,146**
Effect of foreign exchange rate changes		(21)	4
Cash and cash equivalents at end of period		**1,390**	**1,212**

[1] Results for the interim period ended 13 August 2005 include 24 weeks for the UK and the Republic of Ireland and 6 months (January to June 2005) for the majority of the remaining international businesses.

Reconciliation of net cash flow to movement in net debt unaudited

26 weeks ended 26 August 2006

	Notes	26 weeks ended 26 August 2006 £m	24 weeks ended 13 August 2005[1] £m
Net increase in cash and cash equivalents		86	62
Net cash (inflow)/outflow from debt and lease financing		(195)	155
Other non-cash movements		227	(184)
Decrease in net debt in the period		118	33
Opening IAS 32 and IAS 39 adjustments to net debt		-	(449)
Decrease/(increase) in net debt		118	(416)
Opening net debt		**(4,509)**	**(3,903)**
Closing net debt	8	**(4,391)**	**(4,319)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement.

[1] Results for the interim period ended 13 August 2005 include 24 weeks for the UK and the Republic of Ireland and 6 months (January to June 2005) for the majority of the remaining international businesses.

The interim consolidated financial information for the 26 weeks ended 26 August 2006 was approved by the Directors on 2 October 2006.

NOTE 1 Basis of preparation

This interim consolidated financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and uses International Financial Reporting Standards (IFRS) accounting policies consistent with those described in the Annual Report and Financial Statements 2006. The Group has chosen not to adopt IAS 34 'Interim Financial Statements' in preparing the interim consolidated financial information and therefore they are not in full compliance with IFRS.

This interim consolidated financial information is not audited and does not constitute statutory financial statements as defined in section 240 of the Companies Act 1985. Comparative figures for the year ended 25 February 2006 have been extracted from the Group Financial Statements, on which the auditors gave an unqualified opinion and did not include a statement under section 237(2) or (3) of the Companies Act 1985. The Group Financial Statements for the year ended 25 February 2006 have been filed with the Registrar of Companies.

Use of non-GAAP profit measures

New underlying profit

The Directors believe that new underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32/39 'Financial Instruments' adjustments – fair value remeasurements – under IAS 32/39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post retirement benefits.

NOTE 3 Taxation

	26 weeks ended 26 August 2006 £m	24 weeks ended 13 August 2005 £m
UK	259	226
Overseas	58	39
	317	265

NOTE 4 Dividends

	2006 Pence/share	2005 Pence/share	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the year	6.10	5.27	482	410
Proposed interim dividend for the half year	2.81	2.53	224	199

The proposed interim dividend was approved by the Board on 2 October 2006 but has not been included as a liability as at 26 August 2006, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the period (adjusted for the effects of dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	26 weeks ended 26 August 2006			24 weeks ended 13 August 2005		
	Basic	Potentially dilutive share options	Diluted	Basic	Potentially dilutive share options	Diluted
Profit (£m)						
Continuing operations	772	-	772	645	-	645
Discontinued operation	16	-	16	(4)	-	(4)
Total	788	-	788	641	-	641
Weighted average number of shares (millions)	7,921	109	8,030	7,798	110	7,908
Earnings per share (pence)						
Continuing operations	9.75	(0.14)	9.61	8.27	(0.12)	8.15
Discontinued operation	0.20	-	0.20	(0.05)	-	(0.05)
Total	9.95	(0.14)	9.81	8.22	(0.12)	8.10

NOTE 5 Earnings per share and diluted earnings per share (continued)

Continuing operations new underlying diluted earnings per share reconciliation

	2006 %	2006 £m	2005 %	2005 £m
New underlying profit		1,152		946
Effective tax rate on continuing operations	29.03	(334)	29.06	(275)
Minority interests		(3)		(2)
Total		815		669
New underlying diluted EPS (pence)		10.15p		8.46p

NOTE 6 Post-employment benefits

Pensions

The Group operates a variety of post employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant are funded defined benefit schemes for the Group's employees in the UK.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 26 August 2006. The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	26 August 2006 %	25 Feb 2006 %	13 August 2005 %
Discount rate	5.2	4.8	5.2
Price inflation	2.9	2.7	2.7
Rate of increase in salaries	4.2	4.0	4.0
Rate of increase in pensions in payment	2.9	2.7	2.7
Rate of increase in deferred pensions	2.9	2.7	2.7
Rate of increase in career average benefits	2.9	2.7	2.7

NOTE 6 Post-employment benefits (continued)

Movement in the deficit during the period

The movement in the deficit during the period was as follows:

	26 weeks ended 26 August 2006 £m	52 weeks ended 25 Feb 2006 £m	24 weeks ended 13 August 2005 £m
Deficit in schemes at beginning of the period	**(1,211)**	**(735)**	**(735)**
Movement in period:			
Current service cost	(226)	(328)	(143)
Net finance income	16	25	7
Contributions	141*	270	122
Actuarial gain/(loss) and other movements	123	(443)	(145)
Deficit in schemes at end of period	**(1,157)**	**(1,211)**	**(894)**

* Represents actual cash payments to pension schemes during the period. Cash contributions included in new underlying profit also include contributions due, but not year paid, to pension schemes at the balance sheet date and for that reason may differ to the figures shown above.

Commutation (A-Day)

Following changes introduced by the Finance Act with effect from April 2006, the approved pension schemes have implemented revised terms for members exchanging pension at retirement date for a tax-free lump sum.

The Directors consider that, with less than 5 months of experience since A-Day, insufficient time has elapsed as at 26 August 2006 to reliably estimate the changes in the commutation behaviour of scheme members in the longer term. Accordingly, no gain or loss has been recognised in the period.

NOTE 7 Reconciliation of profit before tax to net cash generated from operations

	26 weeks ended 26 August 2006 £m	24 weeks ended 13 August 2005 £m
Profit before tax	1,092	912
Net finance costs	69	82
Share of post-tax profits of joint ventures and associates	(60)	(26)
Operating profit	1,101	968
Operating loss of discontinued operation	(4)	(4)
Depreciation and amortisation	418	366
Profit arising on property-related items	(38)	(61)
Share-based payments	78	10
Increase in inventories	(110)	(42)
Increase in trade and other receivables	(34)	(36)
Increase in trade payables	172	56
Increase in other payables	204	124
Decrease in working capital	232	102
Cash generated from operations	**1,787**	**1,381**

The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than period end exchange rates.

Note 11 Business Combinations

The Group made a number of acquisitions in the 26-week period ended 26 August 2006.

The fair values of the assets acquired in these acquisitions are provisional, and will be finalised in the Annual Report and Financial Statements 2007, following the completion of the fair value exercises.

Carrefour česká republika s.r.o

On 31 May 2006, the Group acquired 100% of the share capital of Carrefour česká republika s.r.o., a retailer in the Czech Republic, as part of an asset swap deal for our Taiwanese business (note 10).

The Group has yet to finalise the cost of the acquisition and the fair values of the net identifiable assets acquired.

Dunnhumby Ltd

On 19 April 2006, the Group acquired a further 31% of the share capital of one of its joint ventures, Dunnhumby Limited, a data analysis group incorporated in the United Kingdom, making it a subsidiary entity. The shares were acquired for a cash consideration of £31m. The provisional goodwill recognised is £26m.

On the same date, the minority shareholders of Dunnhumby entered into a put option to sell their remaining share of the business to Tesco in two tranches by 2011. The purchase price will reflect the valuation of these shares on the purchase dates. Under IAS 32, the net present value of the future payments are shown as a financial liability, the value of which was £42m at 26 August 2006.

Edeka

On 1 April 2006, the Group acquired the trade and assets of Edeka, which operates a chain of 27 stores in the Czech Republic. The consideration paid for this business was £10m. The provisional goodwill recognised is £2m.